Exhibit (a)(1)(xii)

Israel Tax Authority

Professional Unit

July 30, 2009

Yigal Arnon & Co. - Law Office

1 Azrieli Towers Tel Aviv

Tel Aviv 67021

For the attention of: Yair Benjamini, Advocate

By fax: 03-6087723

Dear Sir/Madam,

Re:    Agreed Advanced Tax Ruling – eBay Inc. – Repricing and Change of

track of Employee Options

(Ref: your letter of March 18, 2009)

1.	The facts as presented by you:

1.1

eBay Inc. is a Delaware corporation, originally incorporated in the State of California in May 1996 and reincorporated in the State of Delaware in April 1998 (“the Parent”). Shares of eBay common stock are traded on the NASDAQ Global Select Market.

1.2	The Parent has two indirect wholly-owned subsidiaries in Israel that employ employees in Israel:

1.2.1

Shopping.com Ltd., an Israeli company incorporated on March 10, 1997, company registration No. 51-246003-1, tax withholding file 926325382, which reports its income to the Netanya Assessing Office (“Shopping”); and

1.2.2

PayPal Israel Ltd. (formerly Fraud Sciences Ltd.), an Israeli company incorporated on October 15, 2001, company registration number 51-3155085, tax withholding file 939482378, which reports its income to the Gush Dan Assessing Office (“PayPal”).

Both companies - Shopping and PayPal - were acquired by the Parent (collectively, the “Subsidiaries”), and rulings were obtained in connection with the tax treatment of options and shares assumed by the Parent in those transactions (copies of which are attached as Exhibit A and Exhibit B, respectively) (the “Acquisition Rulings”).

1.3

The Parent has granted options and/or restricted stock units (“RSUs”) over Parent shares to its employees and to employees of its subsidiaries worldwide, including to employees of the Subsidiaries. In addition, in

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connection with the acquisitions of each of the Subsidiaries, the company assumed options granted by the Subsidiaries to their employees before being purchased and converted them into options over Parent shares, as described in the Acquisition Rulings.

The option grants subject to the Exchange were made under the eBay Inc. 1999 Global Equity Incentive Plan (the “1999 Plan”) and the Shopping.com Ltd 2004 Equity Incentive Plan (the “2004 Plan”) (collectively, the “Plans”). The Parent will grant RSUs under the Exchange (as defined below) and future grants of RSUs under the eBay Inc. 2008 Equity Incentive Plan, as amended (the “2008 Plan”).

1.4

The employees of the Subsidiaries which are not “Controlling Shareholders as defined under Section 32(9) of the Income Tax Ordinance [New Version] - 1961 (the “Employees” and the “Ordinance”) were granted options over shares of the company’s common stock in accordance with the Plans. Each of the 1999 Plan and the 2004 Plan were approved under the Capital Gains Trustee Track in accordance with Section 102 of the Ordinance, and all of the options are taxed under the Capital Gains Trustee Track in Section 102(b)(2) and Section 102(b)(3) of the Ordinance.

A list of the original options granted to Employees under the Plans, including date of grant and vesting details, is attached hereto as Exhibit C. These grants include options granted to certain individuals who have relocated outside of Israel and/or returned to Israel following a relocation period since the date of such option grants and who are subject to a tax ruling regarding the treatment of such options, a copy of which is attached hereto as Exhibit D.

1.5

The 1999 Plan was submitted to the Netanya and Gush Dan income tax assessing offices on February 6, 2007 and March 31, 2008, respectively. The 2004 Plan was submitted to the Netanya income tax assessing office on November 3, 2004. The 2008 Plan was submitted to the Netanya and Gush Dan income tax assessing offices on June 15, 2008. Such filings were all made in accordance with Section 102 of the Ordinance and the Income Tax Rules (Tax Relief for Employee Option Grants) – 2003.

1.6

Tamir Fishman Trusts (2004) Ltd., Parent Registration No. 51354007, Withholding Tax File No. 935729947 (Tel Aviv 5 assessing office) (the “Trustee”) serves as the Trustee of the Section 102 Plans, including the 2008 Plan.

1.7

As a result of current marketplace conditions and the substantial decline of the Parent’s stock price on the NASDAQ, the original options granted to the Employees are currently significantly “underwater”, i.e., the exercise

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price of the options eligible to be exchanged (which generally is between $27 and $52, assuming that the highest per share price during the 52-week period immediately preceding the start of the Exchange is below $27) is in excess of the current market value of the Parent’s stock (which has had closing sale prices ranging from $10.27 to $17.38 for the period from February 2, 2009 through May 12, 2009). Many Employees may view their existing options as having little or no value due to the abovementioned difference between the exercise price and the current market price of the Parent’s common stock, and it is highly unlikely that Employees would exercise such options to the extent that they remain underwater. As a result, for many Employees, the underwater options are ineffective at providing the incentives that the Parent believes are necessary to motivate and retain the Parent’s employees. Therefore the Parent wishes to implement a program whereby said options may be voluntarily exchanged by the holders thereof into RSUs at pre-determined exchange ratios, providing generally for a fair value equal to approximately 90% of the fair value of the surrendered options (the “Exchange”).

1.8	All of the options eligible for the Exchange were granted under the Capital Gains Track of Section 102(b)(3) of the Ordinance.

1.9

As a publicly traded company listed on the NASDAQ, the company is subject to the rules and regulations of the NASDAQ and the United States Securities and Exchange Commission (“SEC”). Consequently, the Exchange is conditioned upon the filing of a tender offer document (the “Exchange Offer”) with the SEC to offer the Exchange to the company’s employees. The company’s stockholders approved the amendments to the Plans to permit the Exchange on April 29, 2009. If the exchange is offered, it will begin before April 29, 2010.

1.10	The main principles of the Exchange are currently contemplated to be as follows (however, there may be certain adjustments as the Exchange is finalized):

1.10.1

The Exchange generally will be offered to all eligible Employees of the Parent and its subsidiaries worldwide (other than named executive officers and members of the board of directors of the Parent) who are actively employed on the date that the Exchange Offer commences and remain employed through the last day of the Exchange Offer (the “Eligible Employees”). Optionholders no longer employed with the Parent (for any reason) at the time the Exchange Offer commences or when the Exchange Offer is completed will not be eligible to participate in the Exchange.

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1.10.2

The Exchange will commence in the beginning of August 2009 and will be carried out by providing each Eligible Employee an offer to voluntarily exchange his or her Eligible Options (as defined below) for RSUs, at exchange ratios determined by reference to the original exercise price of the surrendered options and calculated to result in the issuance of New RSUs having a fair value equal to approximately 90% of the fair value of the original options. As a result, participants in the Exchange will receive a substantially smaller number of RSUs than the number of options surrendered in the Exchange.

1.10.3

Only those options that: (a) have an exercise price equal to or greater than the highest per share price of the Parent during the 52-week period immediately preceding the start of the Exchange; (b) were not granted within the twelve-month period immediately prior to the commencement date of the Exchange and (c) will not expire within the 12-month period immediately following the exchange, will be eligible to be exchanged for New RSUs (the “New RSUs”) as part of the Exchange (“Eligible Options”).

1.10.4	The Exchange shall not affect any options that are not Eligible Options, nor will it affect options held by Eligible Employees who do not voluntarily elect to participate in the Exchange.

1.10.5

The New RSUs will vest in equal installments from the date on which the Exchange process ends (the “Date of Grant”) with the number of installments determined using the date the New RSUs granted in the Exchange are issued and the date the Eligible Options surrendered in the Exchange would otherwise have become vested. The minimum vesting period for the New RSUs will be 12 months from the Date of Grant.

1.10.6	The New RSUs will be granted under Section 102, subject to the Capital Gains Trustee Track, and will be held by the Trustee.

1.11	The Parent warrants that to the best of its knowledge no additional request was filed with any additional ITA representative with respect to the options subject to this ruling.

2.	The Request:

2.1	Determining the tax treatment of the Eligible Options which will be exchanged for New RSUs.

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3.	The Tax Ruling and its Conditions:

Relying on the completeness and accuracy of the facts presented by you in Section 1 above, I hereby approve the following tax arrangement:

3.1

The date of grant of the New RSUs, including with respect to calculating the end of the “Holding Period” as defined in Section 102 (hereinafter the “Holding Period”), and with respect to determining the Ordinary Income portion under Section 102(b)(3), shall be for all intents and purposes, the date the Exchange is completed.

3.2

The Exchange of unvested or vested options will not be deemed a tax event. The New RSUs granted in exchange for the Eligible Options will be subject to the Capital Gains Track of Section 102, i.e., Sections 102(b)(2), 102(b)(3) and 102(b)(4) of the Ordinance, for all intents and purposes.

3.3

The value of the benefit on the date of grant will be deemed income accrued in Israel. Furthermore, the employees employed by the Subsidiaries will be deemed residents of Israel until the exercise date, with regard to all income from the options subject to this ruling. However, an employee who claims that he is a foreign resident as of the date of the Exchange, will produce within 60 days of the receipt of this tax ruling, a certificate issued by a foreign country stating that the employee is resident in that country (the “Certificate of Residence”). It should be stressed, that producing the Certificate of Residence, in itself, will not determine that the employee is not a resident of Israel, in accordance with Israeli internal law or according to a tax treaty intended to eliminate double taxation and the Tax Authority will be able to examine the employee’s residence at any date whatsoever, and the employee (only if he or she has produced the Certificate of Residence within 60 days as abovementioned) will retain all rights to claim that he should be regarded as a foreign resident with respect to part of the gain from the New RSUs. It is clarified that nothing in this provision shall derogate from the employee’s duty to examine his status as a foreign resident on the exercise date of the New RSUs or to file a tax return in Israel in the relevant tax years.

3.4

In the calculation of the profits and tax amount as stated in this taxation decision, no deductions, set-offs, exemptions, spreading of gains and/or reduced rate of tax and/or credits from the applicable tax, including foreign taxes, shall be granted. The provisions of section 94B, 101 and 100A of the Ordinance shall not apply with respect thereto unless the Employees were eligible for such provisions as of the date of this tax arrangement. In the event that it is proved by an Employee that he or she was charged and actually paid foreign taxes to a foreign state for income from the options, the International Taxation department of the Israel Tax Authority will consider giving credit on account of foreign taxes under the provisions of any applicable law and the double taxation conventions.

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3.5

The Parent and the Subsidiaries shall not seek or demand any expense for Israeli tax purposes for the Exchange, cancellation of Eligible Options and/or grant of New RSUs, including professional advisory fees incurred for such events. It is clarified that this provision will apply even if the Eligible Employees and/or the Parent and/or the Subsidiaries fail to meet the requirements of this tax ruling. The Parent and the Subsidiaries shall not demand any expense when the New RSUs vest except in accordance with the provisions of Section 102(d) of the Ordinance.

3.6	All of the New RSUs shall be deposited with the Trustee immediately following the completion of the Exchange.

3.7

Any dividend equivalent amount, if and when received for the RSU until the end of the vesting period of the RSU will be paid when distributed to the Trustee or Subsidiaries, and will be regarded to be employment income in the hands of the employees at that time, and the Trustee or the Subsidiaries will withhold tax from such amount in accordance with the Income Tax Regulations (Withholding from Salary and Employer Tax Payment), 1993 (the “Salary Withholding Regulations”) or in accordance with a different valid withholding certificate from the Assessing Officer, as applicable. It shall be clarified that nothing in the above shall derogate from the Trustee’s withholding obligations.

3.8

It is hereby clarified that the provisions of section 187(c)(1) of the Ordinance shall apply to the Trustee and the Trustee shall be liable for all of the obligations arising from this tax ruling, including the payment of tax as explained above and payment of tax to the assessing officer, in addition to the Trustee’s various duties in accordance with Section 102.

3.9

The Plans, including the 2008 Plan, the Eligible Options which were subject to the Exchange, the Eligible Employees, the Parent, the Subsidiaries and the Trustee shall be subject to all of the conditions set forth in Section 102 and the rules promulgated thereunder. Additionally, this ruling shall be in force only if and as long as all of the conditions of Section 102 and the rules are adhered to, from the date of grant of the New RSUs and thereafter, all unless otherwise specified in this ruling (the “Legal Requirements”).

3.10

This ruling has been provided on the basis of the facts presented by you orally and in writing including the facts stated in Section 1 above. However, if it will be determined that all or part of the facts provided in the scope of the request are not true, or are not substantially complete and/or one of the conditions of the ruling is not fulfilled and/or the Legal

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Requirements have not been met and/or if the shares will be transferred by the Trustee other than a sale of the shares to a third party which is not a “Relative” as defined in Section 88 of the Ordinance (together: “the Breach”), the Employee to which the RSUs were granted as explained in this ruling will be subject to tax on employment income under Section 2(2) of the Ordinance, on the date when the New RSUs are granted, according to the higher value between the benefit derived from the RSUs on the Date of Grant, and the value of the benefit of the RSUs on the date of vesting or of the Breach.

3.11

This advance ruling does not amount to making an assessment and approval of the facts as presented by you. The facts presented as aforesaid shall be examined in the files of the company and/or the Eligible Employees, as applicable.

3.12

Within 60 days of the completion of the Exchange, the Parent, Trustee and those Eligible Employees holding Eligible Options which were exchanged for New RSUs, will submit a declaration that they have understood the terms of this approval and that they shall act in accordance therewith and shall not request to alter and/or cancel and/or replace it with any other agreement. If no such declaration is received this advance ruling shall be determined null and void.

3.13	The Appendices to this taxation decision constitute an integral part hereof.

Sincerely, Raz Itzkovitch, CPA (Advocate) National Supervisor (Capital Market and Employee Options) ( - )

cc:	Mr. Yacov Severneski, CPA – Natanya Assessing Officer
Mr. Avi Becher, CPA – Tel Aviv 5 Assessing Officer
Mr. Miki Michaelovitch, CPA – Gush Dan Assessing Officer
Mr. Eldad Noach, Advocate - Director, Professional Unit
Mr. Oz Halabi, CPA (Legal Expert) – Head of International Taxation
Department
Mr. Raphy Tweena - Legal Department

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